UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Inphi Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share

(Title of Class of Securities)

45772F 10 7

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Ford Tamer

President and Chief Executive Officer

Inphi Corporation

3945 Freedom Circle, Suite 1100,

Santa Clara, California 95054

(408) 217-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Allison Leopold Tilley, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,460,491	$282

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new replacement options and cancelled pursuant to this offer. These options have a value of $2,460,961 calculated using the Black-Scholes method as of September 18, 2012.
**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$282	Filing Party:	Inphi Corporation
Form or Registration No.:	005-85976	Date Filed:	September 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 ( “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 20, 2012, as amended, by Inphi Corporation, a Delaware corporation (“Inphi” or the “Company”), relating to an offer to eligible employees of Inphi and its subsidiaries, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of Inphi’s common stock for fewer replacement stock options with a lower exercise price (the “Offer”).

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO, as amended, remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction

Item 4 of Schedule TO is hereby amended to add the following paragraph:

“The Offer expired at 5:00 p.m., Pacific Time, on Friday, October 19, 2012. Pursuant to the terms of the Offer, the Company has accepted for cancellation exchanged options to purchase an aggregate of 466,899 shares of the Company’s common stock, which were cancelled as of October 19, 2012. We have issued Replacement Options covering 355,260 shares of the Company’s common stock in exchange for the exchanged options tendered in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inphi Corporation

By:	/s/ John Edmunds
Name:	John Edmunds
Title:	Chief Financial Officer and Chief Accounting Officer

Date:	October 22, 2012

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated September 20, 2012.

(a)(1)(B)*	Form of Communication from Chief Financial Officer to All Eligible Option Holders, dated September 20, 2012.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Notice of Withdrawal.

(a)(1)(E)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(F)*	Form of Confirmation Receipt of Notice of Withdrawal.

(a)(1)(G)*	Form of Confirmation of Participation in the Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options.

(a)(1)(H)*	Form of Communication to Eligible Option Holders Rejecting their Election Form.

(a)(1)(I)*	Form of Communication to Eligible Option Holders Rejecting their Notice of Withdrawal.

(a)(1)(J)*	Form of Reminder of Expiration of Option Exchange Offer.

(a)(1)(K)*	Form of Stock Option Agreement (Incorporated by reference to exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 filed on November 10, 2010.)

(a)(1)(L)*	Form of Employee Presentation regarding Offer.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Inphi Corporation 2010 Stock Incentive Plan (Incorporated by reference to exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 filed on November 10, 2010.)

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.

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